Exhibit 99.1

Alibaba Group Announces Pricing of Offering of
US$5 Billion of Senior Unsecured Notes

Hangzhou, China, February 5, 2021 — Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988, “Alibaba,” “Alibaba Group” or the “company”) today announced the pricing of an underwritten registered public offering of US$5 billion aggregate principal amount of U.S. dollar-denominated senior unsecured notes (the “Notes”), including the sustainability notes being issued under its sustainable finance framework as identified below, consisting of:

US$1,500,000,000 2.125% notes due 2031 at an issue price per note of 99.839%;

US$1,000,000,000 2.700% notes due 2041 at an issue price per note of 99.265% (the “Sustainability Notes”);

US$1,500,000,000 3.150% notes due 2051 at an issue price per note of 99.981%; and

US$1,000,000,000 3.250% notes due 2061 at an issue price per note of 99.978%.

The offering is expected to close on February 9, 2021, subject to customary closing conditions.

Alibaba intends to use the net proceeds of the sale of the Notes (excluding the Sustainability Notes) for general corporate purposes, including working capital needs, repayment of offshore debt and potential acquisitions of or investments in complementary businesses, and use the net proceeds of the sale of the Sustainability Notes to finance or refinance, in whole or in part, one or more of its new or existing eligible projects (the “Eligible Projects”) in accordance with its sustainable finance framework as described in the preliminary prospectus supplement and the final prospectus supplement, when available, relating to the offering. Examples of Eligible Projects include those in the sectors of green buildings, energy efficiency, COVID-19 crisis response, renewable energy and circular economy and design.

This press release contains information about the pending offering of the Notes, and there can be no assurance that the offering will be completed.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. An automatic shelf registration statement (including a prospectus) relating to the offering of debt securities was filed with the SEC on February 2, 2021 and became effective upon filing. The offering of the Notes will be made only by means of a prospectus included in that registration statement, the preliminary prospectus supplement and the final prospectus supplement, when available.

This press release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “propose,” “intend,” and similar expressions are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements, including statements related to the expectations regarding the size, tranching, timing and completion of the company’s proposed offering, are not guarantees of future performance, results or the completion of any offering on any announced terms, or at all, and involve risks and uncertainties, and that actual results, developments or timing of events may differ materially from those in the forward-looking statements as a result of various factors, including financial community and rating agency perceptions of the company and its business, operations, financial condition and the industries in which it operates, market conditions, the satisfaction of customary closing conditions related to the proposed offering and the factors described in the company’s filings with the Securities and Exchange Commission, including the section titled “Risk Factors” in the preliminary prospectus supplement, the final prospectus supplement and the accompanying prospectus and the exhibits titled “Updated Information Relating to Alibaba Group”, “Updated Risk Factors,” “Updated Part I, Item 5. Operating and Financial Review and Prospects — A. Operating Results, from the Company’s Annual Report on Form 20-F for the year ended March 31, 2020, as filed with the Securities and Exchange Commission on July 9, 2020,” and “Operating and Financial Review and Prospects for the six months ended September 30, 2020” to the company’s current reports on form 6-K which are incorporated by reference in the preliminary prospectus supplement, the final prospectus supplement and accompanying prospectus. The company disclaims any obligation to update any forward-looking statements contained herein, except as required under applicable law.

ABOUT ALIBABA GROUP

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

CONTACTS

Investor Relations Contact:

Rob Lin

investor@alibabagroup.com

Media Contacts:

Brion Tingler

brion.tingler@alibaba-inc.com

Cathy Yan

cathy.yan@alibaba-inc.com